Filed by Option Care Health, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Amedisys, Inc.

Commission File No.: 000-24260

Explanatory Note: The following are materials provided by Option Care Health, Inc. to its employees on May 3, 2023.

1.	Why are Option Care Health and Amedisys combining?

•	This transformational combination presents a unique opportunity to unite two leading and complementary companies to provide unsurpassed care and superior clinical outcomes to patients.

•	Option Care Health has sought opportunities to grow, execute, and transform, as well as opportunities to serve more patients and better serve our communities – this transaction positions us to become a leader in end-to-end home-based health solutions.

•	Upon taking a look at the trajectory of healthcare in the broader home and alternate site care space, it became clear that Amedisys complements Option Care Health and that this is the right time for us to join together.

•	Together, Option Care Health and Amedisys will have:

o	A national clinical workforce of more than 16,500 professionals including but not limited to nursing professionals, pharmacists, pharmacy technicians, dieticians, physical, occupational, and speech therapists, social workers, and aides, as well as 674 care centers across the U.S., committed to delivering high quality alternate site care.

o	A scaled national platform empowered to move deeper into a value-based care model serving communities across the country and benefitting patients and their families, providers, payers, and care teams.

o	Greater patient data sets, which will enhance opportunities to proactively identify interventions, increase patient engagement, enhance clinical protocols, and offer value-based care.

o	Bolstered offerings to meet the growing demand for personalized care in the home and alternative sites.

2.	Who is Amedisys?

•	Amedisys is a leading healthcare at home company that has a strong presence in hospital at home, home health, hospice, palliative, and high-acuity care services.

•	With approximately 18,000 employees, in 522 care centers in 37 states and D.C., Amedisys is dedicated to delivering the highest quality of care to the doorsteps of more than 455,000 patients in need every year, performing more than 11.2 million visits annually.

•	Importantly, Amedisys is also a great fit from a cultural perspective. Like us, their team is mission driven and passionate about delivering high-quality, affordable care.

3.	How does this transaction benefit Option Care Health employees?

•	First and foremost, this transaction is about growth and will bring complementary capabilities to Option Care Health.

•	As part of a larger organization, we expect our employees will benefit from new and exciting career opportunities. As a combined company we'll continue to focus on being an employer of choice and invest in training development for our employees, which helped to make us a 2023 Gallup exceptional workplace award winner.

•	There is a lot to be excited about as a combined company. This announcement represents the next step forward in our important work to transform healthcare by providing innovative services that improve outcomes, reduce costs, and deliver hope and dignity for patients and their families.

4.	What does this mean for our reporting relationships and job responsibilities?

•	Today is just the first step in this announcement.

•	We expect to complete the transaction in the second half of 2023, and until that time it is business as usual with no impact on your day-to-day roles and responsibilities.

•	As we work towards close, we will be setting up an integration planning team, including members from both Option Care Health and Amedisys, who will work together to define post-close details such as our organization structure.

•	We are focused on a successful and seamless transition and will be transparent with you as we have updates to share.

5.	What does this mean for our compensation and benefits programs?

•	There are no anticipated changes to our compensation and benefit programs related to the transaction.

•	We are focused on a successful and seamless transition and will be transparent with you as we have updates to share.

6.	Who will lead the combined company?

•	John Rademacher and Mike Shapiro will continue to lead the combined company in their roles as CEO and CFO, respectively.

•	The broader leadership team will comprise talent from both legacy organizations.

7.	Where will the combined company be headquartered?

•	The combined company will be headquartered in Bannockburn, Illinois, the location of Option Care Health’s headquarters, and will continue to maintain substantial operations in Amedisys’ corporate locations in Baton Rouge, Louisiana and Nashville, Tennessee.

•	The combined company will have operations throughout the U.S. consistent with its local and community-based approach.

8.	What will the combined company be called?

•	Today is only the first step in our combination, and there are still many decisions to be made.

•	We will be setting up an integration planning team, including members from both Option Care Health and Amedisys, who will work together on these types of details.

•	We are focused on a successful and seamless transition and will be transparent with you as we have updates to share.

9.	How do Option Care Health and Amedisys’ cultures align?

•	Like Option Care Health, Amedisys’ team is mission driven and passionate about delivering high-quality, affordable care.

•	Amedisys is dedicated to delivering the highest quality of care to the doorsteps of more than 455,000 patients in need every year, performing more than 11.2 million visits annually.

•	Our companies are a great cultural fit that will allow us to increase patient engagement, enhance outcomes, and offer value-based care.

10.	When is the transaction expected to close?

•	The transaction is expected to close in the second half of 2023, subject to approval by Option Care Health and Amedisys shareholders and other customary closing conditions, including receipt of applicable regulatory approvals.

11.	What are the integration plans and who will lead the planning?

•	Over the coming months, we will form an integration planning team with members of both Option Care Health and Amedisys, who will work together to define post-close details.

•	We will be transparent with you as we have updates to share.

12.	What should I tell stakeholders who ask me about this?

•	You should tell stakeholders, including patients and their families, providers, payers, and care teams, that it is business as usual at Option Care Health. They should not expect any immediate changes to our services and offerings.

•	Once the transaction closes, we will have a scaled national platform that will help us deliver even more benefits to patients and their families, providers, payers, and care teams.

•	We remain as focused as ever on maintaining our strong relationship with our stakeholders and ensuring our patients receive the standard of care they have come to expect from us.

13.	What if I’m asked about this transaction by the media or investors?

•	While this matter may lead to increased attention on Option Care Health, it is important that we stay focused on our day-to-day responsibilities and delivering for our patients.

•	It is also important that we speak with one voice. Consistent with our usual policy, if you receive any inquiries from the media or outside parties, please forward them to Mike Shapiro.

14.	Can I post about the transaction on social media?

•	You are a representative of Option Care Health, and your words could be viewed as the Company’s.

•	While you can retweet or share the approved posts from Option Care Health’s corporate social channels, please do not voice your own opinions or use any unapproved language on social media. If you have any questions about what content you can share on social media, please reach out to the marketing team at [***].

15.	Who can I contact with any further questions?

•	Please reach out to your manager with additional questions.

No Offer or Solicitation

This communication relates to the proposed merger (the “proposed transaction”) between Option Care Health, Inc. (“Option Care Health”) and Amedisys, Inc. (“Amedisys”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Option Care Health and Amedisys will file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including an Option Care Health registration statement on Form S-4 that will include a joint proxy statement of Option Care Health and Amedisys that also constitutes a prospectus of Option Care Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Option Care Health and Amedisys. INVESTORS AND SECURITY HOLDERS OF OPTION CARE HEALTH AND AMEDISYS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Option Care Health or Amedisys through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Option Care Health will be available free of charge on Option Care Health’s internet website at https://investors.optioncarehealth.com or by contacting Option Care Health’s investor relations department at investor.relations@optioncare.com. Copies of the documents filed with the SEC by Amedisys will be available free of charge on Amedisys’s internet website at https://investors.amedisys.com or by contacting Amedisys’s investor relations department at IR@amedisys.com.

Certain Information Regarding Participants

Option Care Health, Amedisys and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Option Care Health is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 7, 2023. Information about the directors and executive officers of Amedisys is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 27, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at Option Care Health or Amedisys as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include statements regarding the impact of the proposed transaction on Option Care Health’s and Amedisys’s business and the closing date for the proposed transaction.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations and assumptions regarding the future of Option Care Health’s and Amedisys’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Option Care Health’s and Amedisys’s control. Option Care Health’s, Amedisys’s and the combined company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements as a result of various factors. These factors include, among other things, (1) the termination of or occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the inability to complete the proposed transaction on the anticipated terms and timetable, (2) the inability to complete the proposed transaction due to the failure to obtain approval of the stockholders of Option Care Health or Amedisys or to satisfy any other condition to closing in a timely manner or at all, or the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated, (3) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of the combined company to maintain relationships with its patients, payers and providers and retain its management and key employees, (4) the ability of the combined company to achieve the synergies contemplated by the proposed transaction or such synergies taking longer to realize than expected, (5) costs related to the proposed transaction, (6) the ability of the combined company to execute successfully its strategic plans, (7) the ability of the combined company to promptly and effectively integrate the Option Care Health and Amedisys businesses and (8) the diversion of management’s time and attention from ordinary course business operations to completion of the proposed transaction and integration matters. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks, uncertainties and assumptions can be found in Option Care Health’s and Amedisys’s respective filings with the SEC, including the risk factors discussed in Option Care Health’s and Amedisys’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

Any forward-looking statement made in this communication is based only on information currently available to Option Care Health and Amedisys and speaks only as of the date on which it is made. Option Care Health and Amedisys undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. You are cautioned not to rely on Option Care Health’s and Amedisys’s forward-looking statements.